Exhibit 99.2

This document has been translated from the original Japanese-language document for reference purposes only.  If there are any differences or discrepancies between the original Japanese-language document and this English translation, the original Japanese-language document shall supersede this English translation.

August 28, 2014

Press Release

Company name	UBIC, Inc.
Representative	CEO and Chairman of the Board	Masahiro Morimoto
(code: 2158)

Address any inquiries to	Chief Financial Officer and Chief Administrative Officer	Masami Yaguchi
(Tel. 81-3-5463-6344)

Notice of Conclusion of Basic Agreement on Acquisition of Shares through Third-party Allocation of Shares (“STEP 2014 Model” Straight-equity Issue Program) and Issue of New Shares and 10th Share Warrants Through A Third-party Allocation of Shares and Conclusion of Share Warrants Purchase Agreement (Additional Issuance Options)

At its meeting held on August 28, 2014, the Board of Directors of UBIC, Inc. approved a resolution upon the conclusion of a basic agreement (the “Basic Agreement”) with the London Branch of Deutsche Bank, containing the content outlined below, for the purpose of establishing a straight-equity issue program through a third-party allocation of shares. This resolution is summarized below.

Also at its meeting held on August 28, 2014, the UBIC Board of Directors approved a resolution, as outlined below, on (i) the issuance of new shares to the London Branch of Deutsche Bank through a third-party allocation of shares based on the straight-equity issue program above (“New Shares”) and (ii) the execution of the 10th share warrants purchase agreement (the “Share Warrants Purchase Agreement”) with the London Branch of Deutsche Bank and the issuance of the Share Warrants (“Share Warrants”) to the London Branch of Deutsche Bank through a third-party allocation, subject to becoming effective of notification under the Financial Instruments and Exchange Act, as additional issuance options under the straight-equity issue program above.

Outline

I. Straight-equity issue program (“STEP 2014 Model”)

1. Overview of this Program and issue of the New Shares and Share Warrants

Under the straight-equity issue program (the “Program”), upon the conclusion of the Basic

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

Agreement with the London Branch of Deutsche Bank, new shares may be issued to the London Branch of Deutsche Bank through a third-party allocation of shares up to a grand total of 4,000,000 shares over a period of approximately seven months beginning the date of conclusion of the Basic Agreement.

This Program obligates the London Branch of Deutsche Bank to purchase shares of UBIC common stock under certain conditions, not including cases where the closing price in ordinary trading of UBIC common stock on the Tokyo Stock Exchange (“Exchange”) on the business day immediately preceding the date of the resolution on the allocation of shares is a final bid-asked quotation, a final sequential trade quotation, or a limit price (limit low or limit high) for the day, or cases where there is no closing price. Whether or not to execute each third-party allocation of shares will depend on whether or not the reasons for a limitation on allocation described under I. 3. (7) below apply. If they do apply, then at that point in time UBIC shall withdraw the Securities Registration Statement concerning such issuance and submit a new Securities Registration Statement, changing the date of resolution on allocation and the payment date. When a change to the allocation units under I. 3. (5) below applies, the quantity allocated in such issuance shall be changed after correcting the Securities Registration Statement for the issuance at that time.

The maximum number of 4,000,000 shares allocated in this Program may be issued through the first through fourth allocations, with the number allocated in each allocation in principle to be in the quantity of 1,000,000 shares. However, the number of shares in a single allocation may be reduced to less than 1,000,000 shares through the provisions under I. 3. (5) below on changes of allocation units. When in such a case the cumulative total of shares allocated under this Program would be less than 4,000,000 shares, then based on a resolution of the Board of Directors made no later than March 9, 2015 (“Deadline for Resolution on Allocation”) UBIC may implement a fifth or later allocation through a correction of the Securities Registration Statement regarding such issue of shares at that time and submittal of a new Securities Registration Statement.

The timing of the issuance (payment date) of new shares allocated to the London Branch of Deutsche Bank based on this Program has been established by the resolution of the Board of Directors on adoption of this Program as shown in the table below. The second and subsequent allocations shall be finalized by resolution of the Board of Directors (a “Resolution on Allocation”) deciding the issue price and amount credited to equity, with individual share purchase agreements concluded between us and the London Branch of Deutsche Bank based on such resolutions.

	Date of Resolution on Allocation	Payment date
First Allocation	August 28, 2014	September 16, 2014
Second Allocation	November 19, 2014	December 5, 2014
Third Allocation	December 10, 2014	December 26, 2014
Fourth Allocation	February 18, 2015	March 6, 2015

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

However, when the reasons for a limitation on allocation under I. 3.(7) below apply, UBIC shall, through a resolution of the Board of Directors, change the date of the Resolution on Allocation and the payment date, withdrawing the Securities Registration Statement regarding such issue at that time and submitting a new Securities Registration Statement. In any case, the date of a Resolution on Allocation may not be later than the Deadline for a Resolution on Allocation, and the payment date may be any business day (hereinafter this term refers to a day on which the Exchange holds a trading session and banks in Japan generally are open for business) on or after the date 17 days after the payment date. (However, the final payment date may be no later than March 25, 2015, and payment dates must be dates permitted to be payment dates under applicable laws and regulations.)

In addition, at the time of the First Allocation, Share Warrants shall be issued to the London Branch of Deutsche Bank on 1,000,000 shares of UBIC common stock as additional issuance options under this Program. The exercise price of these Share Warrants is fixed at JPY 1,284, the closing price on general trading in UBIC common stock at the Exchange on August 27, 2014. Also, the Program is structured so that the London Branch of Deutsche Bank may not exercise their Share Warrants options without UBIC’s permission. The provisions regarding permission for exercise establish specific restrictions on numbers of warrants to be exercised and periods, and the London Branch of Deutsche Bank may exercise these options subject to these restrictions on permission for exercise. Decisions on permission for exercise will be made with reference to matters such as UBIC’s capital requirements and market conditions.

Neither this Program nor the Share Warrants qualify as “MSCB, etc.” under Rule 410, Paragraph 1 of the Exchange’s “Securities Listing Regulations” or Article 2, Paragraph 2 of the “Rules Concerning Handling of Allotment of New Shares to Third Party, Etc.” established by the Japan Securities Dealers Association.

2. Reasons for Adoption of this Program etc.

UBIC’s businesses are related to legal technology. They include computer forensic research services involving research focused chiefly on electronic data, support for responding to lawsuits overseas (discovery support services) through supporting discovery of evidence by preserving evidence in forms such as electronic data and documents in legal disputes and lawsuits, and researching and analyzing such evidence. In May 2013, we became the first Japanese firm in 14 years to list on NASDAQ in the United States, and we are listed on the Tokyo Stock Exchange Mothers Index as well.

As the number of lawsuits against corporations continues to increase in the U.S., in recent years not just American firms but many Asian firms doing business on a global scale have been drawn into lawsuits there as well. At the same time, the percentage of discovery of evidence accounted for by digital data is increasing from year to year. Such data is increasing not only in its volume but in its complexity as well, as it involves diverse data types, media, and formats, among other factors. Against this background, the e-discovery market is projected in a research report released recently by Transparency Market Research of the U.S. to grow to $15.65 billion (approximately 1.6 trillion yen) in size by 2020. Based on the 2013 market size of $5.65 billion, the report calls for growth at a compound annual growth rate (CAGR) of 15.5% over the seven-year period from 2014 through 2020.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

Since our founding as a company, UBIC has grown through technological development, continually developing artificial-intelligence technologies for analysis of massive volumes of unstructured data (Big Data) through investigations to detect fraud and provide legal support. Through this process, we learned of the extreme importance of human sensibilities, not just traditional information science, in identifying valuable data from among the data contained in Big Data. Accordingly, we established our own analytical methods by proposing the concept of behavioral information science, combining behavioral science, which analyses human actions and thought patterns, with information science employing means such as statistics and data mining. As a result, we have been able to include, in our Virtual Data Scientist artificial intelligence solution for data analysis, non-verbalized tacit knowledge based on human experience and sensibilities, making it possible to deploy data analysis services using the tacit knowledge of specialists in a variety of fields including medicine, security, and mergers and acquisitions.

In this way, we have made steady preparations for expansion and growth over a period of roughly 10 years. In the future, we will need to realize expansion and growth together with the growing e-discovery market. In addition to our traditional businesses such as legal support and support of investigations for fraud, we also intend to advance into new fields such as the business of analysis of information such as Big Data, using our state-of-the-art technologies including artificial-intelligence technologies developed from the new concept of behavioral information science that we have proposed. Furthermore, together with our growth, we will review and continually strengthen our management structure.

We believe that in order to achieve these objectives we will need to overcome the three issues (1) - (3) below.

(1) Developing business structures

To implement and accelerate full-fledged growth in the future, we will need to develop business partnerships and strengthen our sales network, instead of relying solely on the structure of our group of companies alone.

To accelerate market development in the U.S., we will advance alliances with firms that have sales channels targeting American law offices, firms operating in the American market, and American government agencies.

Likely issues to address in new fields applying our unique technologies to fields other than legal technology are those related to business development itself in addition to sales channels for various information analysis businesses including Big Data. For this reason, we will form business partnerships to develop and sell new businesses.

We will aim to secure distributors to expand sales of our forensic tools such as Lit i View XAMINER and Lit i View ANALYZER and our solution packages such as Lit i View EMAIL AUDITOR and BIG DATA CASE MANAGER.

(2) Strengthening structures for development of technologies and products

Behavioral information science, developed by our group of companies independently, is a state-of-the-art technology that can be applied flexibly not just to legal support and investigation to detect fraud but to other business fields as well. We will strengthen our structure for accelerating business development of this technology and advance research and development to achieve further progress in this

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

technology.

(3) Strengthening management structure

One year has passed since we listed in the United States. We will develop a structure capable of contributing directly to expansion and growth in our business performance, through not just strengthening our internal controls but also making progress in areas such as efficiency of management and effective use of company resources.

In light of the need to raise funds with sufficient consideration for the interests of existing shareholders in order to meet the demand for funds needed to resolve the above issues, we have considered a variety of options.

Under such conditions, the method of raising funds through this Program and the issuance of Share Warrants was proposed to UBIC by Deutsche Securities Inc. as an intermediary between us and the London Branch of Deutsche Bank. Comparison of this Program with other fund-raising methods showed that the proposal closely matched the fund-raising plans we had been considering, since it would make it possible for us to plan the timing of raising funds in advance, to allocate shares in units of 1,000,000 shares in principle as we deemed necessary, and to receive prompt payment of the issue price based on market prices at the time of issuance. In addition, the combination of the Share Warrants is merited as it would make it possible to raise funds even if the share price is rising.  Additionally, UBIC has the right to determine whether to exercise each allocation to help minimize the dilution of shareholder value.

The merits and demerits of this Program are outlined below. Since it makes it possible under certain conditions for UBIC to issue new shares through a third-party allocation of shares at the timing it deems appropriate, enabling flexible financing with consideration for factors such as UBIC’s capital requirements and market conditions, this Program has been determined to be the best choice for UBIC because it allows it to increase equity capital while keeping down the effects on the interests of existing shareholders.

[Merits]

(1)             Limiting issue of new shares and enabling flexible financing
This Program enables flexible financing through the issuance of new shares based on UBIC’s judgment, in units of 1,000,000 shares per allocation subject to a limit equivalent to no more than 4,000,000 shares to be allocated by UBIC.

(2)             Simple design and ease of understanding
As a simple issuance of new shares through a capital increase through a third-party allocation of shares, this Program involves the issue of new shares to the London Branch of Deutsche Bank through a capital increase through a third-party allocation of shares, at an issue price based on market prices at the time of each allocation. It does not involve the concepts of conversion or demand for exercise as in convertible debentures or share warrants at all, and it involves no provisions for the revision of a conversion price or an exercise price. It permits four allocations in units of 1,000,000 shares each. (However, as described under “I. 1. Overview of this Program” above, under certain conditions the number of shares allocated may be less than 1,000,000 shares or five or more allocations may take place.) Thus, as a simple straight-equity issue program, it employs a method stressing ease of understanding to existing shareholders and the market.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

(3)             A true equity commitment line
While planning the timing of raising funds in advance, this Program permits UBIC to allocate shares in units of 1,000,000 shares at times it deems necessary. Swift payment of the issue price based on current market prices as of that time will be agreed upon with the purchaser in advance.

(4)             UBIC has the right to cancel
In cases such as if the need to raise funds through this Program no longer exists or it has been able to secure a method of fund-raising under even more advantageous conditions, UBIC may choose to cancel this Program at any time at no additional cost.

(5)             The Share Warrants are merited and provide flexibility and avoidance of dilution

The exercise of Share Warrants when the share price is rising will allow the raising of funds promptly. If the targeted amount of funds is raised earlier than set out in our plan, exercise of cancellation of this Program would be considered, which will help avoid unnecessary dilution of existing shareholders.  The exercise of Share Warrants is subject to UBIC’s approval, which allows UBIC to control their exercise.

[Demerits]

(1)             Inability to raise the full amount of funds initially
One characteristic of this Program is the way funds are raised in the amount of the issue price multiplied by the number of shares issued once UBIC has issued new shares. For this reason, issue of new shares multiple times is required in order to complete the fund-raising process.

(2)             Limited access to new investors from the market in general
Since this third-party allocation of shares is implemented through a contract between UBIC and the purchaser alone, it involves limits on the ability to raise funds from new investors from the market in general.

(3)             Possibility of a decrease in amount of funds raised if stock price falls
Since the issue price of new shares will be decided at the time of each Resolution on Allocation, depending on stock prices at the time of allocation, it might not be possible to raise the amount of funds initially targeted.

(4)             Possibility of a decrease in amount of funds raised if turnover decreases
Although in principle the number of new shares to be issued is fixed at 1,000,000 shares per issue, in the event of a decrease in turnover this could fall to 500,000 shares or an allocation could be suspended. As a result, it might not be possible to raise the amount of funds initially targeted. However, this risk can be mitigated through the issuance of Share Warrants, since such Share Warrants could be issued to raise the amount of funds corresponding to the decrease in the issuance of shares.

(5)                Possibility of a drop in UBIC’s share price if the planned purchaser sells UBIC shares on the open market
Since the planned purchaser intends to hold UBIC’s shares over the short term, it is assumed that the shares it purchases will be sold on the open market or through other means. In light of the current liquidity of UBIC shares, there is a possibility that sale of UBIC shares by the planned purchaser could lead to a decrease in the price of UBIC’s shares.

3. Summary of this Program

(1)	Subject shares	UBIC common stock

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

(2)	Number of subject shares	Up to 4,000,000 shares

(3)	Subject period	From August 28, 2014 through March 9, 2015 (the Deadline for Resolutions on Allocation)

(4)	Issue price

90% of market price(*1) at the time of each Resolution on Allocation

See the following section concerning the appropriateness of this issue price: II. Issue of New Shares through Third-party Allocation of Shares: 6. Appropriateness of Terms of Issue etc.: (1) Basis of Calculation of Paid-in Amount and Specific Details

(5)	Changes in units of allocation

During the subject period, UBIC may conduct only one allocation per relevant resolution of its Board of Directors. The number of shares per allocation (“allocation unit” hereinafter) shall be 1,000,000 shares.

The maximum number of 4,000,000 subject shares under this Program may be issued through four allocations (the first through fourth allocations), in principle at 1,000,000 shares per allocation. However, under the terms below the number of shares allocated may be fewer than 1,000,000 shares. When in such a case the cumulative total of shares allocated under this Program would be less than 4,000,000 shares, then based on a resolution of the Board of Directors made no later than the Deadline for Resolution on Allocation, UBIC may implement a fifth or later allocation.

•                  If during the subject period average monthly turnover(*2) of UBIC common stock falls below 2,139,557 shares, the allocation unit shall be 500,000 shares. If average monthly turnover later recovers to 3,423,291 shares, the allocation unit shall be 1,000,000 shares.

•                  If during the subject period average monthly turnover of UBIC common stock falls below 1,069,778 shares, allocations shall be suspended temporarily. If average monthly turnover later recovers to 2,139,557 shares, the allocation unit shall be 500,000 shares. If average monthly turnover later recovers further to 3,423,291 shares, the allocation unit shall be 1,000,000 shares.

•                  In any case, if the allocation unit calculated for any allocation would exceed the maximum allocation unit (see (6) below) the allocation unit of that allocation shall be the maximum allocation unit.

(6)	Maximum allocation unit	A whole-number multiple of the trading unit of subject shares at the Exchange, no greater than the number derived by dividing 2 billion yen by the issue price of each allocation.

(7)	Reasons for limitation on	UBIC may not pass a Resolution on Allocation in the following cases: (a) When a material fact related to UBIC’s business etc. as established in

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

allocation

Article 166, Paragraph 2 of the Financial Instruments and Exchange Act has not been disclosed pursuant to Paragraph 4 of that Article;

(b)         When the closing price in ordinary trading of UBIC common stock on the Exchange on the business day immediately preceding the date of the Resolution on Allocation is a final bid-asked quotation, a final sequential trade quotation, or a limit price (limit low or limit high) for the day, or there is no closing price;

(c)          When the planned purchaser of the allocation of shares has notified UBIC during the business day immediately preceding the date of the Resolution on Allocation that it does not expect to be able to borrow stock as described under “8. Holding Policies of the Planned Purchaser” below or that it would be difficult, for justifiable reasons, for the planned purchaser of the allocation of shares to conduct the trade involved in the allocation;

(d)         When the closing price in ordinary trading of UBIC common stock on the Exchange on the date of the Resolution on Allocation (including a final bid-asked quotation or final sequential trade quotation; if no such price exists, the base price for the day as established by the Exchange) is less than 90% of the closing price on the immediately preceding business day; or

(e)          Within two business days from the date UBIC has announced any matter that could have a serious impact on the issuance of New Shares.

(8)	Planned purchaser of allotted shares	London Branch of Deutsche Bank

(*1)                The market price at the time of each Resolution on Allocation refers to the closing price in ordinary trading of UBIC common stock on the Exchange on the business day immediately preceding the date of the resolution on issue of shares.

(*2)                Average monthly turnover, calculated on any business day during the subject period, refers to the average session turnover (number of shares, rounded to one decimal point) of UBIC common stock on the Exchange on business days over the period from (and including) the corresponding date one month prior to the business day on which it is calculated through the date two business days prior to that business date.

4. Comparison to Other Methods of Raising Funds

(i) While the issuance of new shares through a capital increase through public offering would make it possible to raise funds for a time, at the same time it could be considered to have a major direct impact on share prices because it would cause a dilution of earnings per share at one time.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

(ii) While terms such as those for issue and exercise of moving-strike convertible bonds (MSCBs), for which the conversion price is revised in accordance with fluctuations in share prices, are diversifying, they could be considered to have a major direct impact on our share prices because in general due to the structure of such bonds in which the number of shares issued through conversion is determined in accordance with the conversion price the total number of shares issued through conversion is not finalized until the completion of conversion.

(iii) While share warrants with variable exercise prices can be considered to enable more flexible fund-raising since they include schemes that would enable only restrictions on exercise and release of such restrictions, for share warrants that have reached a state at which the exercise price is not revised, UBIC would be unable to enjoy the benefits of rising prices when its stock price is rising, and it would be difficult to raise funds when its stock price is falling since warrants would not be exercised then. Also, share warrants with no minimum exercise price set could lead to substantial dilution if the number of subject shares is not fixed.

(iv) Raising funds through borrowing would be expected to decrease financial soundness because the amount of funds raised would constitute debt.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

5. Summary of the Planned Purchaser of Allotted Shares

(1)	Name	London Branch of Deutsche Bank (Deutsche Bank AG, London Branch)
(2)	Address	London EC2N 2DB, U.K. Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom Head office: Taunusanlage 12, 60325 Frankfurt am Main, Federal Republic of Germany
(3)	Name and title of representative	Jürgen FitschenFitschen Anshu Jain Members of the Management Board and co-CEOs, Deutsche Bank
(4)	Line of business	Banking
(5)	Capital	EUR 2,610 million (as of December 31, 2013) (JPY 357,413 million) Converted at exchange rate of EUR 1 = JPY 136.94 (middle rate on August 27, 2014).
(6)	Established	March 10, 1870
(7)	Shares issued and outstanding	1,019,499,640 shares (as of December 31, 2013)
(8)	Fiscal year ends	December 31
(9)	Employees	98,254 (consolidated, converted to full-time basis, as of December 31, 2013)
(10)	Main customers	Investors and issuers
(11)	Main banks	-
(12)	Major shareholders and their ownership ratios	BlackRock, Inc.: 5.14% (as of December 31, 2013)
(13)	Relationships to UBIC
Capital relationships

There are no capital relationships between UBIC and Deutsche Bank.

There are no capital relationships worth noting between UBIC’s related parties and affiliates and Deutsche Bank’s related parties and affiliates.

Personal relationships

There are no personal relationships worth noting between UBIC and Deutsche Bank.

There are no personal relationships worth noting between UBIC’s related parties and affiliates and Deutsche Bank’s related parties and affiliates.

Transaction relationships

There are no transaction relationships worth noting between UBIC and Deutsche Bank.

There are no transaction relationships worth noting between UBIC’s related parties and affiliates and Deutsche Bank’s related parties and affiliates.

	Interested party status	Deutsche Bank does not qualify as an interested party in UBIC. None of Deutsche Bank’s related parties and affiliates qualify as interested parties in UBIC.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

(14)	Business performance and financial conditions over most recent three years (units: EUR millions, except as specified otherwise)

Fiscal year	2011	2012	2013
Consolidated net assets	54,660	54,240	54,966
Consolidated gross assets	2,164,103	2,022,275	1,611,400
Consolidated net assets per share (EUR)	58.11	57.37	53.24
Consolidated net earnings	31,389	32,015	29,850
Consolidated net income	4,326	316	681
Consolidated net income per share (EUR)	4.45	0.28	0.67
Dividends per share (EUR)	0.75	0.75	0.75

(Units: JPY millions, except as specified otherwise)

Note: Converted at exchange rate of EUR 1 = JPY 136.94 (middle rate on August 27, 2014).

Fiscal year	2011	2012	2013
Consolidated net assets	7,485,140	7,450,905	7,527,044
Consolidated gross assets	296,352,265	275,568,333	220,665,116
Consolidated net assets per share (JPY)	7,957.58	7,856.25	7,290.69
Consolidated net earnings	4,298,410	4,384,819	4,087,659
Consolidated net income	592,402	39,850	93,256
Consolidated net income per share (JPY)	609.38	34.24	91.75
Dividends per share (JPY)	102.71	102.71	102.71

Note: UBIC has confirmed that the planned purchaser of the allocation of shares, its officers, and its major shareholders (major investors) have no relations to organized crime or similar influences and has submitted to the Tokyo Stock Exchange written confirmation of this fact.

6. Reasons for Choosing the Planned Purchaser

During consideration of various sources to raise funds to be used to achieve our objectives, this Program was proposed to UBIC by Deutsche Securities Inc. as an intermediary between UBIC and the London Branch of Deutsche Bank.

UBIC understands that this Program has flowing characteristics: it would make it possible for us to plan the timing of raising funds in advance, to allocate shares in units of 1,000,000 shares in principle as we deemed necessary, and to receive prompt payment of the issuance price based on market prices as of the time of issue. Further, it would make it possible to raise funds even if the share price is rising in the future by way of exercise of the Share Warrants and therefore to raise sufficient funds without execution of all four allocations in this Program.  UBIC determined that the method of raising funds through this Program and the issuance of Share Warrants would be best suited to UBIC’s financing needs for flexible issuing of

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

new shares in accordance with trends in stock prices and capital requirements and the ability to keep down dilution of shareholder value minimally.

Comparison of this Program with other fund-raising methods showed, for example, that a capital increase through a public offering of shares would involve a large-scale dilution of share value over the short term in order to raise funds on the scale that UBIC requires. As such, that method would not be considered to be suited to UBIC’s needs.

The decision to accept the proposal from Deutsche Securities Inc. was based on comprehensive consideration of matters including the nature of the Program as described under “I. 2. Reasons for Adoption of this Program etc.,” its past performance in supporting fund-raising by listed companies using similar methods, and the planned purchaser’s global network, including its facilities around the world and its roughly 98,000 employees.

As shown above under “I. 5. Summary of the Planned Purchaser of Allotted Shares,” the London Branch of Deutsche Bank is recognized to have sufficient creditworthiness for implementation of this fund-raising program.

Note:          The allocation of New Shares based on this Program and of Share Warrants will be conducted through the mediation of Deutsche Securities Inc., a member of the Japan Securities Dealers Association. The “Rules Concerning Handling of Allotment of New Shares to Third Party, Etc.” established by the Japan Securities Dealers Association shall apply to this offering.

7. Holding Policies of the Planned Purchaser

The London Branch of Deutsche Bank plans to hold the New Shares and Share Warrants as investment securities in its investment banking business. Accordingly, it plans to sell to investors (except for those investors in the U.S. or U.S Persons) the New Shares and shares acquired through the exercise of Share Warrants as appropriate in light of market trends.

UBIC plans to obtain a commitment agreeing that the London Branch of Deutsche Bank will promptly report to UBIC in writing any sale of all or some of the New Shares within two years of the date of issue and that UBIC will report such details to the Exchange and the content of such report will be made available for public perusal.

In connection with the issue of New Shares and Share Warrants, Deutsche Securities Inc., an affiliate of the planned purchaser of the allotted securities, the London Branch of Deutsche Bank plans to borrow shares of UBIC common stock from UBIC shareholder(s). In some cases the London Branch of Deutsche Bank may borrow such shares from Deutsche Securities Inc. and sell them for hedging purposes. However, since a sale for hedging purposes in connection with each allocation of New Shares shall take place only after public announcement of the relevant Resolution on Allocation sale of loaned stock by the London Branch of Deutsche Bank and Deutsche Securities Inc., the sale will not affect the issue price of each allocation.

Neither the London Branch of Deutsche Bank nor Deutsche Securities Inc. will borrow shares of UBIC common stock for purposes of short selling in connection with this Program other than for sale for hedging purposes within the scope of the number of new shares issued through each allocation of New Shares and through the exercise of Share Warrants (only after a public announcement of the Resolution on Allocation for each allocation in respect of New Shares). The Basic Agreement and the Share Warrants Purchase Agreement concluded between UBIC and the London Branch of Deutsche Bank shall stipulate

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

that the London Branch of Deutsche Bank shall not borrow shares of UBIC’s common stock for purposes of short selling in connection with this Program other than sale for hedging purposes within the scope of the number of new shares issued through each allocation and through exercise of Share Warrants (only after public announcement of the Resolution on Allocation for each allocation in respect of New Shares).

II. Issuance of New Shares and Share Warrants through a Third-party Allocation of Shares

1. Overview of offering

<Overview of issuance of New Shares>

First Allocation

(1)	Payment date	September 16, 2014
(2)	Number of New Shares issued	1,000,000 shares of common stock
(3)	Issue price	JPY 1155.6/share
(4)	Amount of funds raised	JPY 1,148,000,000(*1)
(5)	Method of offering	Through a third-party allocation of shares
(6)	Planned purchaser of allocated shares	London Branch of Deutsche Bank
(7)	Other matters

UBIC plans to conclude with the London Branch of Deutsche Bank an agreement on the purchase of shares (“Share Purchase Agreement” hereinafter) for new shares issued through this allocation after the notice pursuant to the Financial Instruments and Exchange Act takes effect.

(*1)      The amount of funds raised is the total paid-in amount for the New Shares minus estimated costs of issuing the shares.

Second Allocation

(1)	Payment date	December 5, 2014(*1)
(2)	Number of New Shares issued	1,000,000 shares of common stock
(3)	Issue price	TBD(*2)
(4)	Amount of funds raised	TBD
(5)	Method of offering	Through a third-party allocation of shares
(6)	Planned purchaser of allocated shares	London Branch of Deutsche Bank
(7)	Other matters

UBIC plans to conclude with the London Branch of Deutsche Bank a Share Purchase Agreement for new shares issued through this allocation after the notice pursuant to the Financial Instruments and Exchange Act takes effect.

(*1)      In the cases described under I: 3. Summary of this Program: (7) Reasons for Limitation on Allocation, the payment date will be changed to a date at least 17 days after the payment date of the previous

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

issuance and no later than March 25, 2015.

(*2)      Under the Basic Agreement, the issue price shall be 90% of the closing price of UBIC shares on the Tokyo Stock Exchange Mothers Index as of the business day immediately preceding the date of the Board of Directors resolution to decide the issue price of this capital increase through a third-party allocation of shares (Second Allocation) and the amount credited to equity.

Third Allocation

(1)	Payment date	December 26, 2014(*1)
(2)	Number of New Shares issued	1,000,000 shares of common stock
(3)	Issue price	TBD(*2)
(4)	Amount of funds raised	TBD
(5)	Method of offering	Through a third-party allocation of shares
(6)	Planned purchaser of allocated shares	London Branch of Deutsche Bank
(7)	Other matters

UBIC plans to conclude with the London Branch of Deutsche Bank a Share Purchase Agreement for new shares issued through this allocation after the notice pursuant to the Financial Instruments and Exchange Act takes effect.

(*1)      In the cases described under I: 3. Summary of this Program: (7) Reasons for Limitation on Allocation, the payment date will be changed to a date at least 17 days after the payment date of the previous issuance and no later than March 25, 2015 .

(*2)      Under the Basic Agreement, the issue price shall be 90% of the closing price of UBIC shares on the Tokyo Stock Exchange Mothers Index as of the business day immediately preceding the date of the Board of Directors resolution to decide the issue price of this capital increase through third-party allocation of shares (Third Allocation) and the amount credited to equity.

Fourth Allocation

(1)	Payment date	March 6, 2015(*1)
(2)	Number of New Shares issued	1,000,000 shares of common stock
(3)	Issue price	TBD(*2)
(4)	Amount of funds raised	TBD
(5)	Method of offering	Through a third-party allocation of shares
(6)	Planned purchaser of allocated shares	London Branch of Deutsche Bank
(7)	Other matters

UBIC plans to conclude with the London Branch of Deutsche Bank a Share Purchase Agreement for new shares issued through this allocation after the notice pursuant to the Financial Instruments and Exchange Act takes effect.

(*1)      In the cases described under I: 3. Summary of this Program: (7) Reasons for Limitation on Allocation, the payment date will be changed to a date at least 17 days after the payment date of the previous

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

issuance and no later than March 25, 2015.

(*2)       Under the Basic Agreement, the issue price shall be 90% of the closing price of UBIC shares on the Tokyo Stock Exchange Mothers Index as of the business day immediately preceding the date of the Board of Directors resolution to decide the issue price of this capital increase through third-party allocation of shares (Fourth Allocation) and the amount credited to equity.

Issuance of New Shares through this third-party allocation of shares (First through Fourth Allocations) shall be conducted based on the Basic Agreement described above under I: 1. Overview of this Program.

<Overview of issue of Share Warrants>

(1)	Date of Allocation	September 16, 2014
(2)	Number of Share Warrants issued	1,000,000 options
(3)	Issue price	Total amount: JPY 1,570,000 (JPY 1.57 per share warrant)
(4)	Number of potential shares resulting from this issue	1,000,000 shares (1 share per share warrant)
(5)	Amount of funds raised	JPY 1,277,970,000(*1)
(6)	Exercise price	JPY 1,284
(7)	Method of offering or allocation	Through a third-party allocation of shares
(8)	Planned purchaser	London Branch of Deutsche Bank
(9)	Other matters

UBIC plans to conclude with the London Branch of Deutsche Bank the Share Warrants Purchase Agreement after the notice pursuant to the Financial Instruments and Exchange Act takes effect. The Share Warrants Purchase Agreement will stipulate that in principle the London Branch of Deutsche Bank may exercise Share Warrants only when UBIC has permitted such exercise, within 20 business days from the date of receipt of such permission, to exercise up to the number of shares specified in such permission (the maximum number of warrants that may be exercised at a time is 1,000,000).(*2)

Sale of Share Warrants requires the approval of the UBIC Board of Directors.

(*1)       The amount of funds raised represents the total paid-in amount of the Share Warrants plus the value of assets invested when exercising the Share Warrants minus estimated costs of issuance. The amount of funds raised will decrease if the Share Warrants are not exercised during the period for exercise and when Share Warrants acquired by UBIC are extinguished.

(*2)      The London Branch of Deutsche Bank may not exercise the Share Warrants without permission from UBIC. The terms of permission for such exercise specify restrictions on the numbers of shares and periods for exercise, and the London Branch of Deutsche Bank may exercise the warrants within these restrictions. The decision to permit exercise will be based on consideration of matters such as UBIC’s capital requirements and market conditions.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

2. Purposes of and Reasons for this Offering

UBIC considered a variety of fund-raising methods in order to raise the funds described under “Purposes of Raising Funds” below. As described under “I: 2. Reasons for Adoption of this Program etc.” above, the method of raising funds through issue of the New Shares under this Program was chosen after being deemed the best option for UBIC because it would make it possible to secure a flexible source of funds, to keep down dilution of shareholder value, and to raise funds even while share prices could be rising in the future.

This Program also is intended to facilitate fund-raising through issue of Share Warrants as additional issuance options.

(Purposes of Raising Funds)

UBIC’s businesses are related to legal technology, including computer forensic research services involving research focused chiefly on electronic data, support for responding to lawsuits overseas (discovery support services) through supporting discovery of evidence by preserving evidence in forms such as electronic data and documents in legal disputes, and lawsuits and researching and analyzing such evidence. In May 2013, we became the first Japanese firm in 14 years to list on NASDAQ in the United States, and we are listed on the Tokyo Stock Exchange Mothers Index as well.

As the number of lawsuits against corporations continues to increase in the U.S., in recent years not just American firms but many Asian firms doing business on a global scale have been drawn into lawsuits as well. At the same time, the percentage of discovery of evidence accounted for by digital data is increasing from year to year. Such data is increasing not only in its volume but in its complexity as well, as it involves diverse data types, media, and formats, among other factors. Against this background, the e-discovery market is projected in a research report released recently by Transparency Market Research of the U.S. to grow to $15.65 billion (approximately 1.6 trillion yen) in size by 2020. Based on the 2013 market size of $5.65 billion, the report calls for growth at a compound annual growth rate (CAGR) of 15.5% over the seven-year period from 2014 through 2020.

Since our founding as a company, UBIC has grown through technological development, continually developing artificial-intelligence technologies for analysis of massive volumes of unstructured data (Big Data) through investigations to detect fraud and legal support. Through this process, we learned of the extreme importance of human sensibilities, not just traditional information science, in identifying valuable data from among the data contained in Big Data. Accordingly, we established our own analytical methods by proposing the concept of behavioral information science, combining behavioral science, which analyses human actions and thought patterns, with information science employing means such as statistics and data mining. As a result, we have been able to include, in our Virtual Data Scientist artificial intelligence solution for data analysis, nonverbalized tacit knowledge based on human experience and sensibilities, making it possible to deploy data analysis services using the tacit knowledge of specialists in a variety of fields including medicine, security, and mergers and acquisitions. In this way we have laid the foundations for our expansion and growth.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

Under such conditions, to accelerate business expansion both overseas and in Japan, we plan to advance capital ties, mergers and acquisitions, and business alliances, through means including acquisition of shares in companies involved in information analysis, including multiple e-discovery firms. These efforts will focus chiefly on American and Japanese firms. We also will carry out business development both in Japan and overseas through applying these technologies to a diverse range of information analysis fields, not just the existing fields of litigation and investigation to detect fraud.

Until now, we have given top priority to global expansion. We believe that to grow our business in the U.S., one of the largest legal markets, it is not just technological superiority that is important but also having high levels of sales and support capabilities, to provide services suited to the needs of the industry and clients. To strengthen our sales foundations in the U.S., we plan in the future to aggressively advance capital and business ties as well as mergers and acquisitions, targeting companies involved in information analysis, including multiple e-discovery firms. We will do so through means including acquisition of shares chiefly in American and Japanese firms.

We will also make progress in research and development of products that can put our existing technologies to use in a variety of fields including medicine and patents. To carry out such R&D activities efficiently, we will aim to accelerate R&D and strengthen competiveness through business alliances and mergers and acquisitions with other firms that possess outstanding technologies in fields expected to offer synergies with our existing businesses.

We intend to adopt this Program and issue the Share Warrants to raise the funds needed for these capital and business ties, and mergers and acquisitions.

Furthermore, we project a temporary increase in working capital for reasons including internal infrastructure improvements following such mergers and acquisitions, expansion of facilities including existing data centers and buildings in connection with business expansion, and replenishment of human resources. We plan to allocate funds raised through this Program to operating costs needed in connection with business alliances with other firms and working capital for target companies following such mergers and acquisitions.

3. Outline of the Fund-Raising Method and Reasons for Choosing It

(1) Outline of the Fund-Raising Method

This fund-raising method involves an increase in capital by UBIC conducted through a third-party allocation of shares of the New Shares to the London Branch of Deutsche Bank on four predetermined dates based on the Basic Agreement and an increase in UBIC’s capital in connection with the exercise of Share Warrants by the London Branch of Deutsche Bank after allocating those Share Warrants to the branch at the same time as the First Allocation of the New Shares. On this date, the UBIC Board of Directors has concluded the Basic Agreement and passed a resolution concerning the First Allocation of the New Shares and the allocation of Share Warrants.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

(2) Reasons for Choosing the Fund-Raising Method

See “I: 2. Reasons for Adoption of this Program etc.” above.

(3) Distinguishing Features of this Program

See “I: 2. Reasons for Adoption of this Program etc.” and “I: 4. Comparison to Other Methods of Raising Funds” above.

4. Amounts of Funds Raised, their Uses, and Planned Times of Expenditure

(1) Amounts of Funds Raised (Approximate Net Balance)

Expected total amounts of funds raised through this Program and issue of the Share Warrants (approximate net balance) (Units: Thousand Yen)

(1)	Funds raised through New Shares and Share Warrants	5,907,970
	Total paid-in amount of New Shares	4,622,400
	Total paid-in amount of Share Warrants	1,570
	Amount of assets invested in through exercise of Share Warrants	1,284,000
(2)	Estimated amount of issuance fees	38,000
(3)	Approximate net balance	5,869,970

Notes:

(1)                                 The “Total paid-in amount of New Shares” above represents the expected amount when applying the issue price of the First Allocation to the second through fourth allocations as well. The total amount of funds raised through this Program and the estimated amount of issuance fees may increase or decrease depending on the final issue price of the second through fourth allocations.

(2)                                 The estimated amount of issuance fees does not include consumption tax or other taxes.

(3)                                 Fees include registration and license taxes, attorney fees, etc.

Amount of funds raised through First Allocation of New Shares (approximate net balance) (Unit: Thousand Yen)

(1)	Total paid-in amount of New Shares issued through this allocation	1,155,600
(2)	Estimated amount of issuance fees	7,600
(3)	Approximate net balance	1,148,000

Note: The estimated amount of issuance fees is the amount corresponding to 20% of the estimated issuance fees required for this Program as a whole and for the allocation of Share Warrants.

Expected total amounts of funds raised through the issuance of the Share Warrants (options for increasing the allotment of shares) (approximate net balance) (Unit: Thousand Yen)

(1)	Funds raised through Share Warrants	1,285,570
	Total paid-in amount of Share Warrants	1,570
	Amount of assets invested in through exercise of Share Warrants	1,284,000
(2)	Estimated amount of issuance fees	7,600
(3)	Approximate net balance	1,277,970

Note: The estimated amount of issuance fees is the amount corresponding to 20% of the estimated

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

issuance fees required for this Program as a whole and for the allocation of Share Warrants.

(2) Specific Uses of Funds Raised

Specific Use	Amount (Million Yen)	Planned Time of Expenditure
① Capital for overseas and domestic business expansion (M&As, business alliances)	4,400 (1,100 of 4,400 from funds in connection with the share warrants)	From September 2014 To March 2016
② R&D expenses	670 (178 of 670 from funds in connection with the share warrants)	From September 2014 To March 2016
③ Other working capital	800	From September 2014 To March 2017

☐            Capital for overseas and domestic business expansion (M&As, business alliances) Proposing the unique concept of behavioral information science based on the experience and expertise we have accumulated since our founding as a company, UBIC has successfully developed in-house our Virtual Data Scientist technology, which uses artificial intelligence to learn about human behavioral science. In April 2014, we were the first in the world to offer an email auditing service using technology that applies artificial intelligence, Lit i View EMAIL AUDITOR. In the future, we will advance the application of these technologies and business development not just in our existing businesses of litigation and investigating for fraud, but in a variety of information analysis fields both in Japan and worldwide.

Until now, we have given top priority to global expansion. We believe that to grow our business in the U.S., one of the largest legal markets, it is not just technological superiority that is important but also having high levels of sales and support capabilities, to provide services suited to the needs of the industry and clients. To strengthen our sales foundations in the U.S., we plan in the future to aggressively advance capital and business ties as well as mergers and acquisitions, targeting companies involved in information analysis, including multiple e-discovery firms. We will do so through means including acquisition of shares chiefly in American and Japanese firms.

Following the introduction of our forensic tool “Lit i View XAMINER”, in the Asian market, there have been good results with respect to inquiries, the receipt of orders and starting operations of “Lit i View EMAIL AUDITOR”, and it is expected to expand in the future.  On the other hand, our name recognition has not yet sufficiently increased in the U.S. market, which is advanced in the forensic business, and we would require time to expand the sales of those products which have the advantage of Asian languages analytical ability and use Predictive Coding.  By entering into capital and business ties and conducting M&As, not only it is expected that there will be an acceleration of the expansion of sales of those products but also the foundation of our forensic business in the US market will be strengthened.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

We also will aim to accelerate R&D and strengthen competiveness through business alliances and mergers and acquisitions with other firms that possess outstanding technologies in fields expected to offer synergies with our existing businesses.

Already we have selected multiple candidates both in Japan and overseas. We plan to make public announcements on these as soon as we have prepared contractual and other conditions. For each case, we expect to invest roughly 500 million to 2 billion yen per company.

However, it would be very difficult at this time to predict how negotiations will turn out, and there is a possibility that the funding required could be less than the currently planned amount of 4.4 billion yen. Also, since we are considering multiple candidates, there are many aspects that are difficult to predict, such as the timing at which the funds will be needed. In consideration of the nature of this use of funds, we believe that this Program, which would make it possible to raise funds in stages, is well suited to our needs.

☐            R&D expenses

Since our founding as a company, UBIC has continually developed artificial-intelligence technologies for analysis of massive volumes of unstructured data (Big Data) through investigation to detect fraud and legal support. We plan to make progress on research and development on products that can put these technologies to use in a variety of fields including medicine and patents.

Please note that the ordinary meeting of shareholders held on June 24, 2014 approved a resolution calling for partial amendment of our Articles of Incorporation on businesses including development, manufacture, and sale of products using information analysis technologies.

☐            Other working capital

We project a temporary increase in working capital for reasons including internal infrastructure improvements following mergers and acquisitions, expansion of facilities including existing data centers and buildings in connection with business expansion, and replenishment of human resources. We plan to allocate funds raised through this Program to operating costs needed in connection with business alliances with other firms and working capital for target companies following such mergers and acquisitions.

Notes:

(1)                       If negotiations on capital and business ties with candidate firms or on M&A activities are unsuccessful, UBIC will put the funds raised through issue of these New Shares to use to expand our own domestic and international sales channels and advance R&D activities. As described as a benefit of this Program under “I: 2. Reasons for Adoption of this Program etc.,” we may choose not to implement the second and later allocations of shares if we no longer need to raise funds under the Program. If the planned amount of funds to be raised decreases, we will reconsider the plans and methods of capital and business ties and M&A activities.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

2.                              Plans call for allocation of the amount of 1,278 million yen to be raised through these Share Warrants to ① capital for overseas and domestic business expansion (M&As, business alliances) and ② R&D expenses.

3.                              The funds raised will be managed in a bank account until their actual expenditure.

4.                               The approximate net balance of funds raised through this Program as a whole is 4,592 million yen. Use ① capital for overseas and domestic business expansion (M&As, business alliances) will account for 72% of the funds raised, use ② R&D expenses will account for 11%, and use ③ other working capital will account for 17 percent.  Based on these percentages, planned uses for the approximate net balance of 1,148,000 thousand yen to be raised through the issuance of new shares through the First Allocation are planned to be as follows: 825,000 thousand yen allocated to use ①, 123,000 thousand yen to use ②, and 200,000 thousand yen to use ③. The planned time of expenditure for each use is as shown above.

The approximate net balance of funds raised through Share Warrants is 1,278 million yen. Use ① capital for overseas and domestic business expansion (M&As, business alliances) will account for 86% of the funds raised, and use ② R&D expenses will account for 14%. Based on these percentages, planned uses for the approximate net balance of 1,278 million yen to be raised through Share Warrants are planned to be as follows: 1,100,000 thousand yen allocated to use ①, and 178,000 thousand yen to use ②. The planned time of expenditure for each use is as shown above.

The approximate net balance of funds raised through this Program as a whole and through the Share Warrants is 5,870 million yen. Use ① capital for overseas and domestic business expansion (M&As, business alliances) will account for 75% of the funds raised, use ② R&D expenses will account for 11%, and use ③ other working capital will account for 14%.

5. Consideration of the Reasonability of the Uses of Funds

Plans call for the funds raised through issue of the New Shares to be allocated mainly to capital for overseas and domestic business expansion (M&As, business alliances) as shown under “II: 4. Amounts of Funds Raised, their Uses, and Planned Times of Expenditure: (2) Specific Uses of Funds Raised” above.

We believe that the third-party allocations of New Shares and Share Warrants will lead to increases in corporate value by enabling us to strengthen our sales foundations and improve our competitive abilities in the markets of the U.S. and Asia, including Japan.

Accordingly, although the issuance of New Shares and Share Warrants will result in a temporary dilution of shares, UBIC has determined that since the result from a medium- to long-term perspective will be an increase in returns to shareholders and the purposes of use of the funds raised through issue of New Shares and Share Warrants are reasonable.

6. Reasonability of Terms of Issue etc.

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

(1) Grounds for Estimation of the Paid-in Amounts and Specific Details

<New Shares>

Since, based on consideration of matters including UBIC’s business performance trends, financial status, and trends in share prices, and in consultation with Deutsche Securities Inc., the intermediary of the planned purchaser of shares, the most recent share price can be considered to appropriately reflect UBIC’s objective corporate value as of the time of issuance, and on comprehensive consideration of matters such as risks to the planned purchaser in light of UBIC’s desired amount of funds to be raised and UBIC’s capital requirements, a reasonable paid-in amount for the New Shares can be considered to be the amount resulting from application of a discount rate of 10% to the closing price of UBIC shares. This level has been judged appropriate based on consideration of similar issues as well.

Based on these considerations, the amount has been set at 1,155.6 yen per share, an amount representing 90% of the closing price of UBIC shares on the Tokyo Stock Exchange Mothers Index as of the business day immediately preceding the date of the Board of Directors Resolution on Allocation for the First Allocation (August 27, 2014). Calculation of each of the issue prices for the second through fourth allocations shall employ the same method used for the first allocation, with the reasonableness of the terms of issuance considered separately for each allocation.

The grounds for calculation of the above paid-in amount conform to the “Rules Concerning Handling of Allotment of New Shares to Third Party, Etc.” (April 1, 2010) of the Japan Securities Dealers Association. The issue price of 1,155.6 yen reflects the following discount rates and has been determined to be a particularly favorable issue price in consideration of factors such as trends in UBIC share prices and dilution resulting from this capital increase through third-party allocations of shares.

		Closing Price and Average Closing Price	Discount Rate

(A)	Business day immediately preceding the date of the Board of Directors resolution	1,284 yen	10.0%

(B)	One-month period through the business day immediately preceding the date of the Board of Directors resolution	1,154 yen	-0.1%

(C)	Three-month period through the business day immediately preceding the date of the Board of Directors resolution	886 yen	-30.4%

(D)	Six-month period through the business day immediately preceding the date of the Board of Directors resolution	661 yen	-74.8%

All three of UBIC’s Statutory Auditors (all three of whom are Outside Statutory Auditors) have provided an opinion stating that the decision of the Board of Directors on the paid-in amount based on the above grounds for calculation is based on market values, which are objective indicators of the price of UBIC shares, and is not particularly advantageous to the planned purchaser but is legal

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

because it is appropriate in consideration of matters such as risks to the planned purchaser in light of UBIC’s desired amount of funds to be raised and UBIC’s capital requirements as recent share prices properly reflect the objective value of UBIC as of the time of issuance, and it was decided in reference to Japan Securities Dealers Association rules.

<Share Warrants (Options for Increasing the Allotment of Shares)>

UBIC asked an independent assessor (Akasaka International Accounting Co., Ltd.) to assess the Share Warrants in consideration of the outline of the issuance of Share Warrants and the terms established in the Share Warrants Purchase Agreement planned for conclusion with the London Branch of Deutsche Bank.

In a Monte Carlo simulation, the assessor conducted an assessment taking into consideration the various terms and conditions of the Share Warrants under certain assumptions concerning the share price of UBIC common stock, its volatility, planned dividend amounts, and risk-free interest rates.

This assessor assessed the Share Warrants using a Monte Carlo simulation, a standard price estimation model considered relatively highly capable of price estimation reflecting the results of proper estimation taking into consideration the outline of the issuance of Share Warrants and the terms established in the Share Warrants Purchase Agreement planned for conclusion with the planned purchaser, as well as other relevant terms.

Regarding actions by UBIC, this assessment by the assessor compared the issue price of the new shares and the exercise price of the Share Warrants, anticipating cases in which we authorize the exercise of the Share Warrants because it is expected that a relatively larger amount of funds could be raised through the Share Warrants and in which the Share Warrants are not acquired by UBIC. Regarding actions by the planned purchaser, it hypothesized that if we do authorize exercise then as long as the share price is higher than the exercise price the warrants would be exercised within the range of the number of shares corresponding to a certain percentage (12.5%) of turnover, and that the shares acquired through exercise would be sold on the open market. On the subject of costs of issuance related to the Share Warrants expected to arise as the costs of factors such as operational burdens, risks to the planned purchaser and the costs of sale of shares when exercising the Share Warrants, it anticipated a level estimated to be reasonable through means including consideration of examples of capital increases through public offerings and the issuance of share warrants by other companies (i.e. the spread level inferred by the examples of capital increases through public offerings by other companies).

In consideration of the range of assessed values calculated by the assessor as well as various factors such as marketability, characteristics and demerits, UBIC has, through consultation with the London Branch of Deutsche Bank toward an issue price that would not be less than the minimum assessed value, decided on an issue price of 1.57 yen per Share Warrant, which is equivalent to the figure assessed by the assessor. The exercise price of the Share Warrants has been set to be the same amount as the closing price in ordinary trading of UBIC common stock on the Exchange on August 27, 2014. All three of UBIC’s Statutory Auditors (all three of whom are Outside Statutory Auditors) have provided an opinion stating that the issue does not constitute an issue inappropriately advantageous to either party as a result of consideration of the above grounds for calculation as to whether the issue price would be particularly advantageous to the planned purchaser but be legal.

(2) Grounds for Determination that the Number of Shares Issued and Scale of Dilution of Shares are

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

Reasonable

The maximum number of New Shares to be issued as a result of this capital increase through third-party allocations of shares is 4,000,000 shares (40,000 voting rights), so that the rate of dilution calculated using as the denominator total UBIC shares issued and outstanding of 34,411,360 shares and 344,113 voting rights as of the date of the resolution on the issue of New Shares corresponds to 11.6% (11.6% for voting rights). In addition, the number of shares issued if all Share Warrants were to be exercised would be 1,000,000 shares (10,000 voting rights), so that the rate of dilution calculated using as the denominator total UBIC shares issued and outstanding of 34,411,360 shares and 344,113 voting rights as of the date of the resolution on the issue of New Shares corresponds to 2.9% (2.9% for voting rights). If all New Shares were to be issued and all Share Warrants exercised, the total number of shares issued would be 5,000,000 shares (50,000 voting rights), so that the rate of dilution calculated using as the denominator total UBIC shares issued and outstanding of 34,411,360 shares and 344,113 voting rights as of the date of the resolution on the issue of New Shares corresponds to 14.5% (14.5% for voting rights). As these estimates show, a certain degree of dilution would take place.

However, since the funds raised through this fund-raising program are planned to be used to realize systematic and stable growth in lines of business and increases in corporate value through allocation to the uses described under “II 4 (2) Specific Uses of Funds Raised” above, the scale of dilution has been judged to be reasonable in comparison to the growth in earnings expected to result from future expansion.

Also, since consideration of the current liquidity of UBIC shares shows that as of the closing price on August 27, 2014 monthly turnover was 99,067,000 shares, averaging 4,307,000 shares per day, it is expected that the above number of shares issued can be absorbed fully by the market.

7. Reasons for Choosing the Planned Purchaser etc.

(1) Summary of the Planned Purchaser of Allotted Shares

See “I: 5. Summary of the Planned Purchaser of Allotted Shares” above.

(2) Reasons for Choosing the Planned Purchaser

See “I: 6. Reasons for Choosing the Planned Purchaser” above.

Note:  This allocation will take place through the intermediation of Deutsche Securities Inc., a Type I Financial Instruments Business Operator, a general trading participant of the Exchange, and a member of the Japan Securities Dealers Association, through an offering to which the “Rules Concerning Handling of Allotment of New Shares to Third Party, Etc.” of the Japan Securities Dealers Association apply.

(3) Holding Policies of the Planned Purchaser

The London Branch of Deutsche Bank plans to hold the New Shares and Share Warrants as investment securities in its investment banking business. It has not expressed any intention to hold the New Shares or shares of UBIC stock acquired through exercise of Share Warrants over the long term.

UBIC plans to obtain a commitment agreeing that the London Branch of Deutsche Bank will promptly report to UBIC in writing any sale of all or some of the New Shares within two years of the date of issue and that UBIC will report such details to the Exchange and the content of such report will

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

be made available for public perusal.

(4) Confirmed Details of the Presence of Assets Required for Payment by the Planned Purchaser

Since a report has been received from the London Branch of Deutsche Bank stating that it has secured the funds needed for payment of the entire paid-in amount (issue price) of the New Shares and Share Warrants, the presence of consolidated net assets of 68,401 million euros (approximately 9,366,800 million yen converted at an exchange rate of EUR 1 = JPY 136.94 the middle rate on August 27, 2014) (consolidated figure as of June 30, 2014, unaudited) has been confirmed from Deutsche Bank’s most recent financial statements and other sources, and the Purchase Agreements and the Share Warrants Purchase Agreement include definite promises to pay the relevant funds as an obligation of the London Branch of Deutsche Bank, UBIC has determined that there should be no impediment to such payment.

(5) Contract on Lending of Shares

In connection with the issue of the New Shares and the Share Warrants, Deutsche Securities Inc., an affiliate of the planned purchaser of the allotted shares the London Branch of Deutsche Bank, plans to borrow shares of UBIC common stock from UBIC shareholder(s). In some cases, the London Branch of Deutsche Bank may borrow such shares from Deutsche Securities Inc. and sell them for hedging purposes. However, since a sale for hedging purposes in connection with each allocation shall take place only after public announcement of the relevant Resolution on Allocation, a sale of loaned stock by the London Branch of Deutsche Bank and Deutsche Securities Inc. will not affect the issue price of each allocation.

Neither the London Branch of Deutsche Bank nor Deutsche Securities Inc. will borrow shares of UBIC common stock for purposes of short selling in connection with this Program other than sale for hedging purposes within the scope of the number of new shares issued through each allocation of New Shares (only after public announcement of the Resolution on Allocation for each allocation) and through exercise of Share Warrants. The Basic Agreement and the Share Warrants Purchase Agreement concluded between UBIC and the London Branch of Deutsche Bank shall stipulate that the London Branch of Deutsche Bank shall not borrow shares of UBIC common stock for purposes of short selling in connection with this Program other than sale for hedging purposes within the scope of the number of new shares issued through each allocation of New Shares (only after public announcement of the Resolution on Allocation for each allocation) and through the exercise of Share Warrants.

(6) Description of the Planned Purchaser

Shares of stock in the planned purchaser Deutsche Bank are traded on securities exchanges in the Federal Republic of Germany and in the United States on the New York Stock Exchange. It is supervised and regulated by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht (“BaFin”)). The London Branch of Deutsche Bank is supervised and regulated by the Bank of England (Prudential Regulation Authority and the Financial Conduct Authority.

UBIC has confirmed, from sources including the BaFin website, the website of the Financial Conduct Authority, and the annual reports of Deutsche Bank, the fact that the group of companies to which the planned purchaser belongs is supervised and regulated by the authorities in each country

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

and, based in part on interviews with staff of Deutsche Securities Inc., the intermediary in this Program, that that company maintains an approach to information management appropriate for a financial institution, and that the company and its officers are not individuals, corporations, or other organizations that would attempt to benefit economically from violence, misuse of authority, fraud, or other criminal acts (“antisocial influences” hereinafter) or that have relations with such antisocial influences.

8. Major Shareholders and Ownership Ratios

As of March 31, 2014

Masahiro Morimoto	20.11%
Focus Systems Corporation	8.67%
Naritomo Ikeue	7.91%
Japan Trustee Services Bank, Ltd. (trust account)	6.69%
Master Trust Bank of Japan, Ltd. (trust account)	4.94%
The Bank of New York Mellon as depository bank for depository receipt holders (standing proxy: The Bank of Tokyo-Mitsubishi UFJ)	1.87%
Jun’ichi Hayashi	1.74%
The Chase Manhattan Bank N.A. London S.L. omnibus account (standing proxy: Mizuho Bank, Ltd., Settlement & Clearing Services Division)	1.74%
Tadahiro Kanbayashi	1.74%
Japan Securities Finance Co., Ltd.	0.85%

Notes:

1. The list above was prepared based on numbers of shares shown on the list of shareholders as of March 31, 2014.

2. Since the London Branch of Deutsche Bank has not indicated any intention to hold the New Shares over the long term, major shareholders and ownership ratios after the offering are not shown herein. Since Article 11 of the Antimonopoly Act of Japan stipulates that in principle a company engaged in the business of banking may not hold more than 5% of shares issued and outstanding in a business operator (not including insurers), in principle the London Branch of Deutsche Bank may not hold more than 5% of UBIC shares issued and outstanding.

9. Future outlook

This fund-raising program will have only a minor effect on UBIC’s consolidated business performance in the fiscal year ended March 2015.

(Procedures Under the Corporate Code of Conduct)

Since the issuance of the New Shares and Share Warrants (1) involves total dilution of less than 25% and (2) does not involve a change in controlling shareholders, it does not require the obtaining of an opinion from an independent third party or procedures to confirm the intentions of shareholders under Article 432 of the Exchange’s listing regulations.

10. Business Performance Over Most Recent Three Years and Conditions of Equity Finance

(1) Business Performance Over Most Recent Three Years (Consolidated)

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

(Unit: million yen)

	FY ended March 2012	FY ended March 2013	FY ended March 2014
Net sales	5,132	4,679	4,171
Operating income	2,276	920	-598
Ordinary income	2,286	872	-629
Net income	1,305	500	-604
Net income per share (yen)	4,913	1,584	-17.74
Dividends per share (yen)	100	50	—
Net assets per share (yen)	89.07	96.35	96.34

(2) Current Total Shares Issued and Outstanding and Potential Shares (as of August27, 2014)

	Shares	Percentage of Total Shares Issued and Outstanding
Total shares issued and outstanding	34,411,360	100%
Potential shares at current conversion price (exercise price)	—	—
Potential shares at minimum conversion price (exercise price)	—	—
Potential shares at maximum conversion price (exercise price)	—	—

(3) Most Recent Share Prices

(i) Most recent three years (Unit: Yen)

	FY ended March 2012	FY ended March 2013	FY ended March 2014
Opening price	9,640	8,950	4,395
High	9,940	9,350	5,540
Low	1,625	3,720	2,194
Closing price	9,100	4,440	3,440

(ii) Most recent six months

	March 2014	April 2014	May 2014	June 2014	July 2014	August 2014
Opening price	2,410 yen	345 yen	572 yen	456 yen	752 yen	1,077 yen
High	4,185 yen	633 yen	592 yen	845 yen	1,350 yen	1,421 yen
Low	2,350 yen	325 yen	364 yen	433 yen	700 yen	920 yen
Closing price	3,440 yen	452 yen	450 yen	745 yen	1,137 yen	1,284 yen

(iii) Share price on business day immediately preceding date of resolution on issue

As of August 27, 2014
Opening price	1,308 yen
High	1,330 yen
Low	1,251 yen
Closing price	1,284 yen

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

(4) Conditions of Equity Finance etc. Over Past Three Years

Notes:      1.      The share prices shown are prices on the Tokyo Stock Exchange Mothers Index.

2.      On each of the dates October 1, 2011 and April 1, 2012, UBIC carried out a stock split at the rate of two shares per share of common stock. On April 1, 2014, it carried out a stock split at the rate of 10 shares per share of common stock. The share prices under (i) through (iii) above reflect these stock splits.

3.      The share prices shown for August 2014 are current as of August 27, 2014.

(4) Conditions of Equity Finance etc. Over Past Three Years

(Capital Increase through Third-Party Allocation of Shares: Allocation of Shares Backing ADRs to ADR Underwriter Securities Firm)

On May 16, 2013, UBIC listed its American depositary receipts (ADRs) on the NASDAQ exchange in the United States. At its meeting held April 25, 2013, the UBIC Board of Directors approved a resolution on the issuance of shares representing these ADRs as outlined below. Payment by the purchaser Maxim Group LLC was completed on May 21, 2013.

Payment date	May 21, 2013 (Through resolution of Board of Directors meeting held May 16, 2013)
Payment amount	USD38.967 per share (Through resolution of Board of Directors meeting held May 16, 2013)
Total payment amount	USD8,572,740
Total shares issued and outstanding at time of offering	3,193,136 shares
Number of shares issued through this offering	220,000 shares (Backing 1,100,000 ADRs)
Total shares issued and outstanding after this offering	3,413,136 shares
Purchaser	Maxim Group LLC
Initial use of funds at time of issue	Technology investment (setting up Technology center, development of next-generation Lit i View, etc.) Expansion of data center
Planned time of expenditure at time of issue	Technology investment: June 2013-March 2014 Expansion of data center: June 2013-March 2014
Status of allocation at present time	Entire amount allocated at time of expenditure above

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

Note:            On April 1, 2014, UBIC carried out a stock split at the rate of 10 shares per share of common stock. In addition, on April 1, 2014 (in the Eastern Time Zone in North America) the conversion rate between these ADRs and UBIC stock was changed from 1/5 share of stock per ADR to two shares of stock per ADR. Information in the table above does not reflect this stock split and change in conversion rate.

(Capital Increase through Third-Party Allocation of Shares: Allocation of Shares Backing Overallotted ADRs to ADR Underwriter Securities Firm)

At its meeting held April 25, 2013, the UBIC Board of Directors approved a resolution on issue of shares to back overallotted ADRs. The purchaser Maxim Group LLC made payment for 28,000 shares of its allotment of 33,000 shares on June 7, 2013. Since no payment was made for the remaining shares during the payment period, rights to 5,000 shares were forfeited.

Payment date	June 5 - July 9, 2013 (Through resolution of Board of Directors meeting held May 16, 2013)
Payment amount	USD38.967 per share (Through resolution of Board of Directors meeting held May 16, 2013)
Total payment amount	USD1,091,076 (for 28,000 shares)
Total shares issued and outstanding at time of offering	3,413,136 shares
Number of shares issued through this offering	28,000 shares (Backing 140,000 ADRs)
Total shares issued and outstanding after this offering	3,441,136 shares
Purchaser	Maxim Group LLC
Initial use of funds at time of issue	Technology investment (setting up Technology Center, development of next-generation Lit i View, etc.)
Expansion of data center
Planned time of expenditure at time of issue	Technology investment: June 2013-March 2014
Expansion of data center: June 2013-March 2014
Status of allocation at present time	Entire amount allocated at time of expenditure above

Note:            On April 1, 2014, UBIC carried out a stock split at the rate of 10 shares per share of common stock. In addition, on April 1, 2014 (in the Eastern Time Zone in North America) the conversion rate between these ADRs and UBIC stock was changed from 1/5 share of stock per ADR to two shares of stock per ADR. Information in the table above does not reflect this stock split and change in conversion rate.

11. Outline of Issues

• Outline of Issue of New Shares

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

First Allocation

1.	New Shares issued	UBIC common stock
2.	Number of shares issued	1,000,000 shares
3.	Issue price	1,155.6 yen per share
4.	Total amount of issue price	1,155,600,000 yen
5.	Amount credited to equity	577.8 yen per share
6.	Deadline for application	Sept. 16, 2014
7.	Payment date	Sept. 16, 2014
8.	Delivery date of new shares	Sept. 16, 2014
9.	Planned purchaser and number of shares	London Branch of Deutsche Bank, 1,000,000 shares
10.	Matters related to agreement on continued holding of New Shares etc.

No agreement has been concluded with the purchaser on the continued holding or depositing of New Shares allocated.

However, UBIC has obtained the purchaser’s consent to report promptly to UBIC in writing information including the name and address of the buyer, number of shares sold, date of sale, price of sale, reason for sale, and method of sale in the event it sells all or some of the New Shares allocated within two years of the effective date of the shares (September 16, 2014).

11.	Each of the above items is conditional on the relevant notice taking effect pursuant to the Financial Instruments and Exchange Act.

Note: Decision on the issue price

The issue price per share of New Stock is calculated by multiplying by 90% the closing price of UBIC common stock on the Exchange on August 27, 2014.

Second Allocation

1.	New Shares issued	UBIC common stock
2.	Number of shares issued	1,000,000 shares
3.	Issue price	TBD
4.	Total amount of issue price	TBD
5.	Amount credited to equity	TBD
6.	Deadline for application	December 5, 2014
7.	Payment date	December 5, 2014
8.	Delivery date of new shares	December 5, 2014
9.	Planned purchaser and number of shares	London Branch of Deutsche Bank, 1,000,000 shares
10.	Matters related to agreement on continued holding of New Shares etc.

No agreement has been concluded with the purchaser on the continued holding or depositing of New Shares allocated. However, UBIC has obtained the purchaser’s consent to report promptly to UBIC in writing information including the name and address of the buyer, number of shares sold, date of sale, price of sale, reason for sale, and method of sale in the event it sells all or some of the New Shares allocated within two years of the effective date of the shares (December 5, 2014).

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

11.	Each of the above items is conditional on the relevant notice taking effect pursuant to the Financial Instruments and Exchange Act.

Note: Decision on the issue price

Plans call for calculating the issue price per share of New Stock by multiplying by 90% the closing price of UBIC common stock on the Exchange on November 18, 2014.

Third Allocation

1.	New Shares issued	UBIC common stock
2.	Number of shares issued	1,000,000 shares
3.	Issue price	TBD
4.	Total amount of issue price	TBD
5.	Amount credited to equity	TBD
6.	Deadline for application	December 26, 2014
7.	Payment date	December 26, 2014
8.	Delivery date of new shares	December 26, 2014
9.	Planned purchaser and number of shares	London Branch of Deutsche Bank, 1,000,000 shares
10.	Matters related to agreement on continued holding of New Shares etc.

No agreement has been concluded with the purchaser on the continued holding or depositing of New Shares allocated. However, UBIC has obtained the purchaser’s consent to report promptly to UBIC in writing information including the name and address of the buyer, number of shares sold, date of sale, price of sale, reason for sale, and method of sale in the event it sells all or some of the New Shares allocated within two years of the effective date of the shares (December 26, 2014).

11.	Each of the above items is conditional on the relevant notice taking effect pursuant to the Financial Instruments and Exchange Act.

Note: Decision on the issue price

Plans call for calculating the issue price per share of New Stock by multiplying by 90% the closing price of UBIC common stock on the Exchange on December 9, 2014.

Fourth Allocation

1.	New Shares issued	UBIC common stock
2.	Number of shares issued	1,000,000 shares
3.	Issue price	TBD
4.	Total amount of issue price	TBD
5.	Amount credited to equity	TBD
6.	Deadline for application	March 6, 2015
7.	Payment date	March 6, 2015
8.	Delivery date of new shares	March 6, 2015
9.	Planned purchaser and number of shares	London Branch of Deutsche Bank, 1,000,000 shares
10.	Matters related to agreement on continued holding of New Shares etc.	No agreement has been concluded with the purchaser on the continued holding or depositing of New Shares allocated. However, UBIC has obtained the purchaser’s

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

consent to report promptly to UBIC in writing information including the name and address of the buyer, number of shares sold, date of sale, price of sale, reason for sale, and method of sale in the event it sells all or some of the New Shares allocated within two years of the effective date of the shares (March 6, 2015).

11.	Each of the above items is conditional on the relevant notice taking effect pursuant to the Financial Instruments and Exchange Act.

Note: Decision on the issue price

Plans call for calculating the issue price per share of New Stock by multiplying by 90% the closing price of UBIC common stock on the Exchange on February 18, 2015.

• Outline of Issue #10 of Share Warrants

1.	Name of Share Warrants	UBIC, Inc. No. 10th Share Warrants (“Share Warrants” )
2.	Total paid-in amount of Share Warrants	1,570,000 yen in cash
3.	Deadline for application	Sept. 16, 2014
4.	Allocation date and payment date	Sept. 16, 2014
5.	Method of offering	Through the method of a third-party allocation of shares, all Share Warrants will be allocated to Deutsche Bank AG, London Branch.
6.	Type of shares subject to Share Warrants and method of calculating numbers of shares
	(1)	The type of shares subject to the Share Warrants shall be UBIC common stock.
(2)

The total number of shares subject to the Share Warrants shall be 1,000,000 shares (one share per Share Warrant; “shares allocated”).

In the event of a stock split or reverse stock split by UBIC, the number of subject shares shall be adjusted according to the formula shown below. However, this adjustment shall be conducted only for the total number of shares subject to the Share Warrants not yet exercised as of that time, with any fractional remainders of less than one share resulting from the adjustment being rounded down.

Adjusted number of shares = number of shares pre-adjustment * ratio of stock split or reverse stock split
If the number of subject shares needs to be adjusted for any other reason, UBIC shall adjust the number of subject shares as necessary, within a reasonable extent, through a resolution of the Board of Directors.

7.	Total number of Share Warrants	1,000,000 warrants
8.	Paid-in amount of each Share Warrant	1.57 yen in cash
9.	Price of assets invested in exercise of Share Warrants and method of calculation
(1)

The price of assets invested in exercise of each Share Warrant shall be the exercise price (defined below) multiplied by the number of shares allocated. Any fractional remainders of less than one yen resulting from this calculation shall be rounded down.

	(2)	The price of assets invested per share of stock when UBIC issues UBIC common stock through exercise of Share Warrants (“exercise price”) shall have an initial value of 1,284

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

yen (“initial exercise price”).
10.	Revising the exercise price
Share Warrants shall not revise the exercise price
11.	Adjustment of the exercise price
(1)

In the event that UBIC common stock is issued for any of the reasons shown under Subparagraph (2) of this Paragraph after the date of allocation of the Share Warrants resulting in a change in the total number of shares of common stock issued and outstanding or the possibility of such a change, UBIC shall adjust the exercise price according to the formula below (“exercise price adjustment formula”).

(2) Cases in which the exercise price is adjusted through the exercise price adjustment formula and the timing of application of that adjusted exercise price shall be as described below.
☐

When issuing new shares of UBIC common stock with a paid-in amount below the market price as established under Subparagraph (4) (2) of this Paragraph (not including cases of issue in exchange for acquisition of shares with put options issued by UBIC or demand for or exercise of rights to Share Warrants, bonds with Share Warrants, or other securities for which issue of UBIC common stock can be demanded), the adjusted exercise price shall apply beginning the day after the payment date (hereinafter this refers to the final date of the payment period if a payment period is specified in the offering) or, if a date of allocation of shares is specified for purposes of the offering, on or after the day after that date.

☐

When issuing UBIC common stock through a stock split or an allocation of shares free of charge, the adjusted exercise price shall take effect beginning the day after the basis date for the stock split or either of the following dates: the day after the basis date if a basis date is specified for providing shareholders of common stock the right to receive allocation of shares of UBIC common stock free of charge or the day after the effective date of the allocation if no basis date is specified for providing shareholders of common stock the right to receive allocation of shares of UBIC common stock free of charge or when allocating shares of UBIC common stock free of charge to shareholders (not including shareholders of common stock).

☐

When issuing shares with put options specifying that shares of UBIC common stock will be issued at a price below the market price as established under Subparagraph (4) (2) of this Paragraph in exchange for such acquisition (including allocation free of charge) or issuing Share Warrants, bonds with Share Warrants, or other securities or rights for which issue of UBIC common stock can be demanded at a price below the market price as established under Subparagraph (4) (2) of this Paragraph, the adjusted exercise price shall be calculated through application of the exercise price adjustment formula

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

assuming that demand or exercise took place and UBIC common stock was issued at the initial exercise price, and it shall be applied beginning the day after the payment date (the date of allocation for Share Warrants or bonds with Share Warrants, or the effective date for allocation free of charge). However, if a basis date applies to allocation of such rights, it shall be applied beginning the day after that date.

Notwithstanding the above, if the price of UBIC common stock issued in such demand or exercise was not finalized at the time of issue of shares with put options, Share Warrants, bonds with Share Warrants, or other securities or rights, the adjusted exercise price shall be calculated through application of the exercise price adjustment formula assuming that demand or exercise took place and UBIC common stock was issued under the terms in effect as of the time of finalization of the price for all shares with put options, Share Warrants, bonds with Share Warrants, or other securities or rights issued as of the time of finalization of the price, and it shall be applied beginning the day after the date of finalization of the price.

☐

In each of the transactions described under parts (1) and (3) of this Paragraph, if a basis date is specified for allocation of the rights and validity of the transaction is conditional on approval in a general meeting of shareholders, Board of Directors meeting, or meeting of any other UBIC body on or after that basis date, then regardless of the provisions of parts (1) and (3) of this Paragraph the adjusted exercise price shall take effect beginning on the day after the date of such approval.

In such a case, the number of shares of UBIC common stock issued to holders of Share Warrants who have exercised such Share Warrants from the day after the relevant basis date through the date of approval of the transaction shall be calculated using the formula below.

In this case, any remainder of less than one share shall be rounded down, and no adjustment will be made in cash form.
(3)

Adjustment of the exercise price will not take place if the difference in amounts between the adjusted exercise price calculated using the exercise price adjustment formula and the pre-adjustment exercise price is less than one yen. However, when subsequent adjustment of the exercise price is necessary, in calculation of the exercise price the pre-adjustment exercise price in the exercise price adjustment formula shall be replaced by the pre-adjustment exercise price minus this difference in amounts.

(4)(i)	In calculations using the exercise price adjustment formula, any remainders of less than one yen shall be rounded off.
(ii)

The market price used in the exercise price adjustment formula shall be the average closing price in ordinary trading of UBIC common stock on the Exchange over the 30 trading days (not including any days for which there was no closing price on that date) beginning with the 45th trading day (this refers to trading days of the Tokyo Stock Exchange (“Exchange”)) prior to the date of application of the adjusted exercise price

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

(or the basis date in the case described under Subparagraph (2) (4) of this Paragraph). In such a case, any remainders of less than one yen in calculation of averages shall be rounded off to two decimal points.

(iii)

The number of shares already issued as used in the exercise price adjustment formula refers to the total number of shares of UBIC common stock issued and outstanding on the date one month prior to the basis date (if applicable) or the date of application of the adjusted exercise price (if no basis date) minus the number of shares of UBIC common stock owned by UBIC as of that date. In the case described under Subparagraph (2) (2) of this Paragraph, the number of shares of common stock issued as used in the exercise price adjustment formula shall not include the number of shares of UBIC common stock allocated to shares of UBIC common stock owned by UBIC as of that date.

(5)

UBIC shall make the necessary adjustments to the exercise price in the following cases in addition to cases in which adjustment of the exercise price is necessary as described under Subparagraph (2) of this Paragraph.

☐

When adjustment of the exercise price is necessary for purposes of a reverse stock split, a merger in which UBIC is the surviving company, an absorption-type split in which UBIC is the succeeding company, or an exchange of shares in which UBIC becomes the parent company of a wholly owned subsidiary.

☐ When adjustment of the exercise price is necessary due to the occurrence of any other reason for a change in the total number of UBIC shares issued and outstanding or the possibility of such change.
☐

When two or more reasons for adjustment of the exercise price coincide and the effects of one such reason must be considered with regard to the market price that should be used in calculating the adjusted exercise price for the other such reason.

(6)

When adjusting the exercise price as described in this Paragraph, UBIC shall notify the holders of Share Warrants of the following information in advance by the day immediately preceding the date of application of the adjusted exercise price: the fact of such adjustment, the reason for adjustment, the pre-adjustment exercise price, the adjusted exercise price, the date of application of the adjusted exercise price and any other matters as necessary. However, when it is not possible to submit such notice by the day immediately preceding the date of application of the adjusted exercise price, such as in the case of a stock split as described under Subparagraph (2) (2) of this Paragraph, it shall submit such notice promptly on or after the date of application.

12.	Period for exercise of Share Warrants

The period for exercise of Share Warrants shall be from September 16, 2014 (inclusive) through March 25, 2015 (inclusive). However, when UBIC acquires all or some of the Share Warrants as described under Paragraph 14 below the period for the Share Warrants to be acquired by UBIC shall be through the date of notice or public announcement of such acquisition.

13.	Other conditions for exercise of Share Warrants
Each Share Warrant may not be exercised only in part.
14.	Reasons for acquisition of Share Warrants

When the UBIC Board of Directors has specified a date for acquisition of Share Warrants (“acquisition date”) on or after the date of allocation of Share Warrants, UBIC may on the acquisition date acquire all or part of the Share Warrants remaining on that date at a price of

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

1.57 yen per Share Warrant (rounding off any remainder of less than one yen resulting from multiplication of this price by the number of Share Warrants to be acquired) by notifying holders of the Share Warrants to be acquired either directly or through public announcement of the acquisition date at least one month in advance of the acquisition date. When acquiring only part of the Share Warrants, it shall do so through reasonable means such as a lottery.

15.	Restrictions on sale of Share Warrants
Sale of Share Warrants shall require the approval of the UBIC Board of Directors.
16.	Issue of Share Warrant certificates
UBIC shall not issue certificates for the Share Warrants.
17.	Increase in capital and capital reserves when issuing shares through exercise of Share Warrants

The amount of capital increased when issuing UBIC common stock through exercise of Share Warrants shall be one-half of the limit on increases in capital etc. calculated in accordance with the provisions of Article 17, Paragraph 1 of the Ordinance on Company Accounting (with any remainder of less than one yen rounded up). The amount of increase in capital reserves shall be this limit on increases in capital etc. minus the amount of the increase in capital.

18.	Method of demanding exercise of Share Warrants
(1)

A holder of Share Warrants desiring to demand exercise of such Share Warrants must fill out the necessary information on the demand for exercise form specified by UBIC, sign it and affix its official seal, and then submit it to the place to submit demands for exercise indicated under Paragraph 20 during the period for demand of exercise described under Paragraph 12, together with the Share Warrant certificates (if issued).

(2)

A holder of Share Warrants desiring to demand exercise of such Share Warrants shall submit the demand for exercise form described in the preceding paragraph and the Share Warrant certificates (if issued) to the place to submit demands for exercise indicated under Paragraph 20 and remit, in cash, the entire amount to be invested in exercise of the Share Warrants to the account designated by UBIC at the place of payment specified in Paragraph 21.

(3)

The demand for exercise of Share Warrants shall take effect the date the documents required for demand for exercise have been received by the place to submit demands for exercise and the entire amount to be invested in exercise of the Share Warrants has been credited to the account specified in the preceding paragraph.

19.	Method of issue of stock certificates

UBIC shall issue shares by recording an increase in shares transferred under holdings in the transfer account record of the depository trust institution or account management institution designated by the holder of the Share Warrants.

20.	Place to submit demands for exercise
Accounting Department of UBIC, Inc. (2-12-23 Konan, Minato-ku, Tokyo)
21.	Place of payment
Shinagawa Ekimae Branch of The Bank of Tokyo-Mitsubishi UFJ, Ltd.
22.	Reasons for calculation of paid-in amount of Share Warrants and assets invested in exercise thereof
Referring to the results of estimation using a Monte Carlo simulation, a standard price

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

estimation model, and taking into consideration the terms of Share Warrants and the purchase agreement, the paid-in amount per Share Warrant has been set at 1.57 yen. Furthermore, the amount that should be paid when exercising Share Warrants is as shown under Paragraph 9.

23.	Other matters
	(1)	UBIC shall take measures as necessary in cases such as amendment of the Companies Act or other laws or regulations, including replacement of relevant passages in this outline.
	(2)	Each of the above items is conditional on the relevant notice taking effect pursuant to the Financial Instruments and Exchange Act.
	(3)	Any other necessary matters related to the issue of Share Warrants shall be at the discretion of the Representative Director of UBIC.

About UBIC

UBIC, Inc. (Nasdaq: UBIC) (TSE: 2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.

Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: Sasha Hefler

UBIC North America, Inc.

Tel: (650) 868-2623

sasha_hefler@ubicna.com

This document is a press release prepared for general release concerning UBIC’s issuance of shares (including those issued by way of exercise of its Share Warrants) and warrants.  The securities offered hereby will not be registered under the Securities Act of 1933 (as amended) (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act, or an exemption from such registration requirements is available.  Accordingly, DB London and/or its group companies shall not sell the securities in the United States or to any U.S. Person (as defined in Regulation S under the Securities Act (“Regulation S”) and the securities may be resold only in a transaction pursuant to, and in reliance upon, Regulation S.